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                                                                 EXHIBIT 3(A)(i)

                          CERTIFICATE OF INCORPORATION

                                       OF

                               SERVOTRONICS, INC.

     FIRST: The name of the Corporation is Servotronics, Inc.

     SECOND: The address of its registered office in the State of Delaware is 100 West Tenth Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

     THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

     FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is Four Million (4,000,000) shares of Common Stock with a par value of $.20 per share and Four Million (4,000,000) shares of Preferred Stock with a par value of $.20 per share.

     The Board of Directors of the Corporation is hereby expressly vested with authority to authorize the issuance of the preferred stock in any class or classes or any series of any class, and which classes or series may have such voting powers, full or limited, or non voting powers, and such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions



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thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue of such stock adopted by the Board of Directors pursuant to authority expressly vested in it by the provisions of this Certificate of Incorporation.

     FIFTH: The name and mailing address of the incorporator is as follows:

                  NAME                                        ADDRESS

                  Robert S. Kant            12th Floor Packard Building
                                            15th and Chestnut Streets
                                            Philadelphia, Pennsylvania  19102

     SIXTH: The Corporation shall have perpetual existence.

     SEVENTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By-Laws of the Corporation.

     EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

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     NINTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

     IN WITNESS WHEREOF, I have hereunder set my hand and seal this 6th day of September 1972.

                                           /s/ Robert S. Kant
                                          --------------------------------
                                          Robert S. Kant

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